Nature’s Miracle Holding Inc.

858 N Central Ave

Upland, CA 91786

July 23, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Nature’s Miracle Holding Inc. Request for Acceleration

Registration Statement on Form S-1

File No. 333-280066

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Nature’s Miracle Holding Inc., a Delaware corporation (the “Company”), respectfully requests that the effective date of its Registration Statement on Form S-1 (File No. 333-280066), as amended (the “Registration Statement”), be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on Thursday, July 25, 2024, or as soon thereafter as possible.

In making this acceleration request, the Company acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy of the disclosure in the Registration Statement; and

(iii)	the Company may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Sichenzia Ross Ference Carmel LLP by calling David Manno at (212) 981-6772. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Sichenzia Ross Ference Carmel LLP, Attention: David Manno, by facsimile to (212) 930-9725 or email at DManno@SRFC.LAW.

If you have any questions regarding this request, please contact David Manno of Sichenzia Ross Ference Carmel LLP at (212) 981-6772.

Very truly yours,

By:	/s/ Tie (James) Li
Name:	Tie (James) Li
Title:	Chief Executive Officer

cc: David Manno, Sichenzia Ross Ference Carmel LLP